EXHIBIT 99.2
                                                                    ------------



[GRAPHIC OMITTED - COMPANY LOGO]

     SPROULE
ASSOCIATES LIMITED

                          GEOLOGICAL AND PETROLEUM ENGINEERING CONSULTANTS EXECUTIVE OFFICERS AND ASSOCIATES
                          K.H. CROWTHER*, B.S., P.Eng., President
                          R. GERRITSE, B.Sc., Manager, Systems
                          B.F. Jose, M.Sc., P.Geoph.
                          R.K. MACLEOD*, B.S., P.Eng., Executive Vice-President L.S. O'CONNOR, B.S., C.P.G., Manager, Denver
                          P.B. JUNG, B.S., P.Eng.
                          R. CECH*, M.Sc., P.Eng., Senior Vice-President--
                                                   International
                          F.F. AU-YEUNG, B.S., P.Eng.
                          P.S. KANDEL, B.A.Sc., P.Eng., P.E.
                          H.M. KAPIL*, M.Phil., P.Eng., Senior Vice-President,
                                                        Engineering
                          D.R. BATES, B.Sc., P.Eng.
                          M.W. MAUGHAN, B.S., C.P.G., P.Geol.
                          J.L. CHIPPERFIELD*, B.Sc., P.Geol., Vice-President,
                                                              Geology;
                                                             Corporate Secretary
                          D.J. CARSTED, CD, B.Sc., P.Geol.
                          M.J. O'BLENES, M.Sc., P.Eng.
                          H.J. FIRLA, B.S., P.Eng.
                          G.D. ROBINSON, B.Sc., P.Eng.
                          H. J. HELWERDA*, B.Sc., P.Eng., Vice-President,
                                                          Engineering
                                                          Canada and U.S.
                          G.F. FUKUSHIMA, B.Sc., P.Eng.
                          M.W. SARGENT, Ph.D., P.Geol.
                          C.J. HENDERSON, B.Eng., P.Eng.
                          J.P. SEIDLE, Ph.D., P.E., Denver
                          G.C. BARRITT, C.G.A., Controller; Treasurer
                          G.A. HENSCHEL, B.A.Sc., P.Eng.
                          P.C. SIDEY, B.Sc., P.Eng.
                          D.W.C. HO, B.A.Sc., P.Eng.
                          N.T. STEWART, B.A.Sc., P.Eng
                          R.N. JOHNSON, B.Sc., P.Eng.

                          *DIRECTOR


Ref.: 1808.14723

                                                April 16, 2003


Mr. Larry Galea,
Manager, Operations Planning
Canadian Natural Resources Limited
2500, 855 Second Street SW
Calgary AB T2P 4J8

RE: CONSENT OF INDEPENDENT PETROLEUM CONSULTANTS

Dear Mr. Galea:

With reference to the 2002 Annual Information Form ("AIF") of Canadian Natural Resources Limited filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1934, as Amended (the "Act"), we hereby consent to the use of our reports as of December 31, 2002, or portions thereof.

                                        Sincerely,

                                        ORIGINAL SIGNED BY H. J. HELWERDA

                                        Harry J. Helwerda, P.Eng.
                                        Vice-President, Engineering,
                                        Canada and U.S.


HJH:pb
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